Report of Independent Registered Public Accounting Firm

To the Shareholders of
Alimentation Couche-Tard Inc.

We have audited the consolidated balance sheets of Alimentation Couche-Tard Inc. as at April 27, 2008 and April 29, 2007 and the consolidated statements of earnings, comprehensive income, contributed surplus, retained earnings, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended April 27, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 27, 2008 and April 29, 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended April 27, 2008 in accordance with Canadian generally accepted accounting principles.

/s/ Raymond Chabot Grant Thornton LLP
Raymond Chabot Grant Thornton LLP
Chartered Accountants

Montréal, Canada
June 13, 2008